SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)
PENSON WORLDWIDE, INC.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
709600 10 0

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

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CUSIP No.	709600 10 0	Page	2	of	6

1	NAMES OF REPORTING PERSONS Roger J. Engemoen, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		21,875

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,572,855

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,875

WITH:	8	SHARED DISPOSITIVE POWER

		2,572,855

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,594,730

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b)

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CUSIP No.	709600 10 0	Page	3	of	6

1	NAMES OF REPORTING PERSONS Engemoen Investments LLC 74-2940779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,572,855

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,572,855

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,572,855

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	oo
*SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b)

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CUSIP No.	709600 10 0	Page	4	of	6

1	NAMES OF REPORTING PERSONS Engemoen Family Partnership Ltd. 74-2940782

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		2,572,855

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,572,855

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,572,855

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G/A
     This Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed with the Securities and Exchange Commission as an amendment to that certain Schedule 13G filed on February 13, 2007 (the “13G”) on behalf of Roger J. Engemoen, Jr., Engemoen Investments, LLC, a Texas limited liability company (“Investments”), and Engemoen Family Partnership Ltd., a Texas limited partnership (the “Partnership” collectively, together with Mr. Engemoen and Investments, the “Reporting Persons”).
     This Amendment relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Penson Worldwide, Inc., a Delaware corporation, owned by Mr. Engemoen and by the Partnership.
Item 4 of the 13G is hereby amended and restated to read as follows.
Item 4 Ownership.
(a)	The Partnership and Investments are the beneficial owners of 2,572,855 Common Shares. Mr. Engemoen beneficially owns 2,594,730 Common Shares.
(b)	Each of the Partnership and Investments are the beneficial owners of 10.1% of the outstanding Common Shares. Mr. Engemoen is the beneficial owner of 10.2% of the outstanding Common Shares.
(c)	The Partnership has the sole power to vote and dispose of 2,572,855 Common Shares. Investments has the shared power to vote and dispose of 2,572,855 Common Shares. Mr. Engemoen has the sole right to dispose of the 21,875 Common Shares relating to his options that are exercisable within the next 60 days and the shared right to vote and dispose of 2,572,855 Common Shares as Manager and President of Investments.
The filing of this Amendment shall not be construed as an admission that any of Investments or Mr. Engemoen is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 2,572,855 Common Shares owned by the Partnership. Pursuant to Rule 13d-4, each of Investments and Mr. Engemoen disclaims all such beneficial ownership except to the extent of their respective pecuniary interest.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 13, 2008

ENGEMOEN FAMILY PARTNERSHIP LTD.
By:	Engemoen Investments LLC
its general partner

By:	/s/ ROGER J. ENGEMOEN, JR.
Roger J. Engemoen, Jr., President

ENGEMOEN INVESTMENTS LLC
By:	/s/ ROGER J. ENGEMOEN, JR.
Roger J. Engemoen, Jr., President

/s/ ROGER J. ENGEMOEN, JR.
Roger J. Engemoen, Jr.

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